UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2021
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CONTENTS

Results of Annual Shareholder Meeting

At the Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”) held on December 22, 2021, all proposed resolutions were approved by the respective required majority of the shareholders. Below are the proposals which were adopted:

(1) To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2021 and for an additional period until the following annual general meeting, and to authorize the Board of Directors to determine their compensation for the year;

(2) To approve the Company's Amended Compensation Policy in the form circulated, in compliance with the requirements of the Companies Law, 1999, and as previously approved by the Board of Directors and at the recommendation of the Compensation Committee, for a term of three years from approval at this General Meeting;

(3) To approve the re-election of Dr. David Zacut as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company until the next annual general meeting of the Company;

(4) To approve an increase in the Company’s authorized share capital by 60,000,000 ordinary shares, par value NIS 0.04 per share from 60,000,000 ordinary shares, par value NIS 0.04 per share to 120,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly.

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form F-3, on September 17, 2021 (Registration No. 333-259610), and Form S-8, SEC Registration No. 333-230979, filed by the Company with the SEC on April 22, 2019, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021	BRAINSWAY LTD. By: /s/ David Zacut Dr. David Zacut, Chairman of the Board of Directors